02028978

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City e-Solutions Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 3667 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 5/14/02

ANNUAL REPORT 2001

City e-Solutions Ltd

ces.

MISSION TO CREATE VALUE FOR BUSINESSES BY BEING A PREMIER SOLUTIONS PROVIDER, THROUGH LEVERAGING OUR DOMAIN EXPERTISE, CAPITAL BASE AND TECHNOLOGY.

Produced by
Hong Leong Group Singapore
Group Corporate Affairs Department
www.hongleong.com.sg

Book designed by Zucchini Design, Singapore.
Printed in Hong Kong.

ANNUAL REPORT 2001

ces.

chapters

1

FINANCIAL HIGHLIGHTS


HK$'000
650
600
550
100
50
0
(50)

	Turnover	(Loss)/Profit Before Taxation	(Loss)/Profit After Taxation Attributable to Shareholders	Dividends	Total Share Capital and Reserves	Total Assets
2001	98,197	(38,121)	(35,665)	–	535,533	602,077
2000	157,957	24,654	27,134	7,635	579,059	670,056

	Net Tangible Assets Per Share (HK$)	(Loss)/Earnings Per Share
2001	1.40	(9.31 cents)
2000	1.51	0.47 cents

2001 2000



FOREWORD BY CHAIRMAN

THE ADOPTION OF A PRUDENT AND CAUTIOUS STANCE TOWARDS NEW INVESTMENTS DURING THE YEAR HAS PUT THE GROUP IN A GOOD POSITION AS IT STILL HAS SUBSTANTIAL CASH RESOURCES AVAILABLE TO CAPITALISE ON FUTURE INVESTMENT OPPORTUNITIES.

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2001 ("FY 2001").

The year 2001 was extremely challenging for the global hospitality industry and City e-Solutions Limited ("ces"). It was a year when the slowdown in the US economy and the tragic events which followed the terrorist attacks on September 11 ("9/11") significantly affected the operations of the Group, which has most of its activities in the United States.

As the Group's revenues are allied to business volume and revenue stream of our customers, the operating margins of management contracts have consequently witnessed compression while the room reservations traffic has fallen. At the same time, materialisation of new contracts proved more difficult.

FOREWORD BY CHAIRMAN

Accordingly, after an assessment of the impact of 9/11 on our operations, we conducted a significant restructuring starting in the fourth quarter to re-align our business to market conditions. We have scaled back our business development plans and will focus more of our efforts on hotel management (Richfield) and reservations distribution (Sceptre).

In the year under review, the Group recorded a turnover of HK$98.2 million comprising mainly interest income of HK$22.9 million and the first full year revenue contribution of HK$74.7 million from SWAN Holdings Limited's ("SWAN's") business units which commenced operations on 29 December 2000.

SWAN Group, an 85% owned subsidiary, reported a loss of HK$24.7 million for the year 2001 due to losses incurred by its hospitality solutions business. Included under Other Net Expenses, HK$12.8 million was principally attributed to unrealised exchange loss from foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interest in subsidiaries and dividends. Also, an amount of HK$4.5 million was provided for diminution in value of the Group's minor investments such that these investments were stated at fair values as at the financial year end.

Consequently, for the year under review, the Group reported a loss of HK$35.7 million attributable to its shareholders. Basic loss per share was HK9.31 cents calculated on 383,125,524 ordinary shares in issue during the year. Group's Net Tangible Asset backing per share declined to HK$1.40 from HK$1.51 a year earlier.

PROSPECTS

Following a business review completed in early 2002, the Group has taken prudent steps to scale back its business development plans and reduce its cost structure to align itself to current market conditions. A one-off restructuring charge estimated to be up to HK$17.2 million (US$2.2 million) will be incurred in the first-half of the year.

The adoption of a prudent and cautious stance towards new investments during the year has put the Group in a good position as it still has substantial cash resources available to capitalise on future investment opportunities.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continuing support during the year. In particular I wish to express my sincere appreciation to the management and staff for their understanding and support of the tough decisions we had to make during a very challenging year.

Kwek Leng Beng
Chairman

20 March 2002

'CES' CORPORATE INFORMATION

CHAIRMAN AND MANAGING DIRECTOR
Kwek Leng Beng

CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR
Vincent Yeo Wee Eng

EXECUTIVE DIRECTORS
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Lawrence Yip Wai Lam

DIRECTORS
Hon. Chan Bernard Charnwut
Dr Lo Ka Shui
Wong Hong Ren
Lee Jackson @ Li Chik Sin

AUDIT COMMITTEE
Lee Jackson @ Li Chik Sin
(Chairman)
Hon. Chan Bernard Charnwut

COMPANY SECRETARY
Brian Tsang Link Carl

AUDITORS
KPMG
Certified Public Accountants
Singapore

PRINCIPAL BANKERS
The Hongkong & Shanghai Banking Corporation Limited
Standard Chartered Bank

REGISTRARS
Principal Registrar
Central Registration
Hong Kong Limited

Branch Registrar
Maples and Calder,
Cayman Islands

PRINCIPAL OFFICE
2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

SINGAPORE BRANCH
36 Robinson Road
#04-01 City House
Singapore 068877

BUSINESS ADDRESS
390 Havelock Road
#02-01 King's Centre
Singapore 169662

REGISTERED OFFICE
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

LEGAL ADVISORS
Hong Kong
Iu, Lai & Li Solicitors & Notaries

Cayman Islands
Maples & Calder, Attorneys-at-Law

CHAPTER 1

PRODUCTS AND SERVICES

PRODUCTS AND SERVICES

SWAN, a 'ces' 85%-owned subsidiary, provides state-of-the-art technology along with proven management expertise to the hospitality industry while ensuring, with strong technical support, that application of technology is a user-friendly experience for practitioners.

SWAN strives to relieve independent hoteliers and chains from the overwhelming challenges of integrating technology into their operations – allowing hoteliers to concentrate on serving their guests better.

SWAN offers solutions to run properties more competitively and more cost effectively, by combining services provided by its different service offerings from Richfield, Sceptre, Shield and Source.

RICHFIELD HOSPITALITY SERVICES (HOTEL MANAGEMENT)

Richfield is an established independent hotel management company. With three decades of experience, it provides a full complement of management services to hotels from limited service properties to full-service and resort hotels.

Richfield provides expert assistance that allows clients to capitalise on its many years of hands-on experience and industry technological advances. The diversity of hotels and brands requires expertise in many different systems and technology platforms, which Richfield is well-equipped to offer, with its extensive experience in various franchise systems.

SWAN STRIVES TO RELIEVE INDEPENDENT HOTELIERS AND CHAINS FROM THE OVERWHELMING CHALLENGES OF INTEGRATING TECHNOLOGY INTO THEIR OPERATIONS – ALLOWING HOTELIERS TO CONCENTRATE ON SERVING THEIR GUESTS BETTER.

Richfield is well-positioned to enhance the performance of the properties it has been entrusted to manage and to expand its portfolio of management contracts.

Services offered by Richfield:

- Operations
- Sales and Marketing
- Revenue Enhancement
- Asset Preservation
- Franchise Expertise
- Standards
- Forecasting and Yield Management
- Human Resources
- Accounting
- Purchasing
- Legal Services
- Design Services
- Specific Focused Consulting

PRODUCTS AND SERVICES



Auburn University and Conference Center, a new client of Richfield.

SCEPTRE HOSPITALITY RESOURCES
(RESERVATION DISTRIBUTION)

Since 1987, Sceptre has been helping small chains, hotel management companies, as well as independent hotels and resorts, increase their sales and profits through a variety of reservation management and distribution services.

Sceptre provides the leading edge reservations platform for the hotel industry. In the course of the year, Sceptre moved to an enhanced technology platform that has strengthened its product offering considerably. With an extremely user-friendly system, clients can now make changes in availability, rates, and information within the Sceptre system and have the information appear within the distribution channels almost instantaneously. This means that the hotel staff are empowered to manage their rates more effectively. They are able to receive extensive real-time information, thus maintaining greater control of the business and exercising improved agility in a competitive market place.

Another advantage provided by Sceptre is its strong support provided to its clients. Its team of industry professionals provides personalised expertise and guidance to each client, ensuring that hotels maximise the revenues they derive from the various distribution channels.

The current portfolio of services includes Global Distribution System (GDS) representation, internet distribution through Sceptre's affiliation with TravelWeb, private-label voice reservations, and a wide array of one-way and two-way property management system interfaces.

This suite of services provides an unparalleled solution for the hotelier to increase revenues and gives its clients the electronic-distribution power typical of branded or franchised hotels, as well as the best reservations technology.

Sceptre is currently the reservations solutions provider for 115 hotels worldwide.

Services offered by Sceptre:

- Distribution and Marketing Consulting and Analysis
- Global Distribution Systems Management
- Internet Distribution
- Channel Management
- Business to Consumer and Business to Business Consulting
- Electronic Marketing Consulting and Analysis
- Consortia Submission Service
- Revenue Enhancement Tools

PRODUCTS AND SERVICES

SHIELD (INSURANCE AND ON-LINE RISK MANAGEMENT)

Shield is an online risk manager and insurance provider on duty 24 hours a day, 7 days a week and 365 days a year - just like the hotel business, giving hotel professionals the ability to manage risk on their schedule and provide staff training at no cost.

Today, Shield handles the insurance needs of hotels worldwide, helping independent and franchised operations save time and money with each insurance purchase.

With Shield, hoteliers will benefit the buying power of many and protect the independence of one.

SOURCE (BULK PURCHASING AND PROCUREMENT)

Source offers hoteliers the cost-benefits of national account purchasing, where individual purchases are consolidated to create a powerful independent brand.

Source is consolidating its purchasing power and passing on cost-savings to client-hotels of Richfield, Sceptre and Shield.

CHAPTER 2

FINANCIAL REVIEW

FINANCIAL REVIEW

GROUP PERFORMANCE

The Group recorded a turnover of HK$98.2million comprising mainly interest income of HK$22.9 million and the first full year operating revenue contribution of HK$74.7 million from SWAN Holdings Limited's ("SWAN") business units which commenced operations on 29 December 2000.

SWAN Group reported a loss of HK$24.7 million for the year 2001 due to losses incurred by its hospitality solutions business. Included under Other Net Expenses, HK$12.8 million was principally attributed to unrealised exchange loss from foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interest in subsidiaries and dividends. Also, an amount of HK$4.5 million was provided for diminution in value of the Group's minor investments such that these investments were stated at fair values as at the financial year end.

Consequently, for the year under review, the Group reported a loss of HK$35.7 million attributable to its shareholders. Basic loss per share was HK9.31 cents calculated on 383,125,524 ordinary shares in issue during the year.

Following the Group restructuring during the last financial year, comparison between the results for the year under review to those of the previous year will not be meaningful. The analysis of the Group's Revenue and Profit from Operations by business and geographical segments are set out in note 5 to the Financial Statements.

FOLLOWING THE GROUP RESTRUCTURING DURING THE LAST FINANCIAL YEAR, COMPARISON BETWEEN THE RESULTS FOR THE YEAR UNDER REVIEW TO THOSE OF THE PREVIOUS YEAR WILL NOT BE MEANINGFUL.

FINANCIAL POSITION

As at 31 December 2001, the Group's gross assets stood at HK$602.1 million, down from HK$670.1 million as at the end of the last financial year ended 31 December 2000. The main decrease was in the Group's cash and cash equivalents which was reduced to HK$501.9 million from HK$561.7 million.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollar.

CASH FLOW AND BORROWINGS

For the year under review, cash outflow from operating activities amounted to HK$70.0 million. The main non-operational cash outflows relate to the final dividend payment in respect of the last financial year ended 31 December 2000 and capital expenditure of HK$7.7 million and HK$7.2 million respectively.

On the return of investments, the Group received interest income of HK$22.9 million during the year under review. The Group's cash and cash equivalents accordingly decreased by HK$59.9 million in the financial year 2001.

FINANCIAL REVIEW

The Group has no borrowings for the year under review.

TREASURY ACTIVITIES

The Group's major foreign currency exposure continues to be Sterling Pound deposits received previously from the disposal of its interest in subsidiaries and dividends. The remaining balance of the Group's cash deposits is largely in US dollar. With respect to the US$ dollar deposits, as long as the Hong Kong dollar trades within the existing US dollar peg arrangement, currency risk will be minimal. The Group takes a medium to long term view on the Sterling Pound and Hong Kong dollars exchange rate risk and enters into currency swap where appropriate to reduce its foreign exchange exposure.

EMPLOYEES

As at 31 December 2001, the Group had 72 employees on its payroll and total payroll costs for the year 2001 was HK$48.8 million.

FINANCIAL SUMMARY

PROFIT AND LOSS ACCOUNT

	The Group				
	2001 HK$'000	2000 HK$'000	1999* HK$'000	1998* HK$'000	1997* HK$'000
Turnover	98,197	157,957	5,224,897	5,280,085	5,175,005
Operating (Loss)/Profit	(38,121)	19,956	1,127,610	1,065,705	898,005
Share of Profits of Associated Companies	–	–	45,216	20,630	69,814
	(38,121)	19,956	1,172,826	1,086,335	967,819
Profit arising from disposal of subsidiaries	–	4,698	–	–	–
Write down in value of leasehold hotel building	–	–	–	(40,831)	–
Profit arising from reduction in interests in subsidiaries	–	–	192,997	181,084	–
Provision for diminution in value of an associated company	–	–	(33,543)	–	–
	–	4,698	159,454	140,253	–
(Loss)/Profit Before Taxation And Minority Interests	(38,121)	24,654	1,332,280	1,226,588	967,819
Taxation	(170)	(3,282)	(285,651)	(294,582)	(261,017)
(Loss)/Profit After Taxation	(38,291)	21,372	1,046,629	932,006	706,802
Minority Interests	2,626	5,762	(407,823)	(358,768)	(334,477)
(Loss)/Profit After Taxation Attributable to Shareholders	(35,665)	27,134	638,806	573,238	372,325
Dividends attributable to the year	–	(7,635)	(602,080)	(156,786)	(154,080)
Basic (Loss)/Earnings Per Share (in HK cents)	(9.31)	0.47	8.91	29.45	19.53

Note:
* Figures for the years from 1997 to 1999 have not been restated for the changes in accounting policies (see note 12 to the financial statements) for comparison purposes as it is deemed not necessary given that the nature of businesses of the Group then were significantly dissimilar to those in 2000 and 2001 following its restructuring in year 2000.

FINANCIAL SUMMARY

BALANCE SHEETS

	The Group				
	2001 HK$'000	2000 HK$'000	1999* HK$'000	1998* HK$'000	1997* HK$'000
Fixed Assets	7,851	8,573	22,810,279	16,337,885	16,125,355
Intangible Assets	506	–	–	–	–
Interests in Associated Companies	–	–	1,142,982	1,211,065	1,129,244
Investments	–	–	6,551	6,037	6,322
Affiliated Companies (net)	–	3,720	(2,275)	(7,567)	(3,199)
Other Financial Assets	662	–	–	–	–
Deferred Expenditure	–	–	123,923	91,586	117,033
Current Assets	593,058	644,539	4,010,899	2,287,696	1,917,209
	602,077	656,832	28,092,359	19,926,702	19,291,964
Current Liabilities	(39,049)	(47,813)	(3,584,711)	(1,730,688)	(1,584,185)
	563,028	609,019	24,507,648	18,196,014	17,707,779
Representing:					
Share Capital	383,126	383,126	2,025,188	1,978,445	1,936,168
Reserves	152,407	195,933	5,667,536	5,698,228	5,337,523
Share Capital And Reserves	535,533	579,059	7,692,724	7,676,673	7,273,691
Minority Interests	26,968	29,636	7,865,160	4,496,299	4,269,752
Finance Leases	–	–	260,772	295,007	299,458
Bank Loans	–	–	7,184,650	4,879,623	4,987,157
Unsecured Bonds & Notes	–	–	719,593	466,640	462,380
Deferred Taxation	527	324	216,281	218,413	232,990
Other Creditors	–	–	568,468	163,359	182,351
	563,028	609,019	24,507,648	18,196,014	17,707,779

Note:
* Figures for the years from 1997 to 1999 have not been restated for the changes in accounting policies (see note 12 to the financial statements) for comparison purposes as it is deemed not necessary given that the nature of businesses of the Group then were significantly dissimilar to those in 2000 and 2001 following its restructuring in year 2000.

CHAPTER 3

AUDITED ACCOUNTS

DIRECTORS' REPORT

31 December 2001

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries are set out in note 5 to the financial statements.

RESULTS

The consolidated profit and loss account for the year ended 31 December 2001 is set out on page 33 and shows consolidated loss after taxation and minority interests of the Group for the year of HK$35,665,000.

The state of affairs of the Company and of the Group as at 31 December 2001 is set out in the balance sheets on page 35.

DIVIDENDS

A final dividend of HK$7,663,000 (2 cents per share) in respect of the previous year was satisfied during the year by the payment of cash. The Directors do not recommend the payment of any dividends in respect of the year ended 31 December 2001.

RESERVES

Movements in reserves during the year are set out in note 24 to the financial statements.

DONATIONS

The total charitable donations made by the Group for the year ended 31 December 2001 amounted to HK$Nil (2000: HK$8,000).

SHARE CAPITAL

The Company did not issue any shares during the financial year.

FIXED ASSETS

Movements in fixed assets are set out in note 13 to the financial statements.

PARTICULARS OF SUBSIDIARIES

Particulars of subsidiaries are set out in note 15 to the financial statements.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 42% of the Group's turnover and the largest customer, Millennium & Copthorne Hotels plc Group, included therein accounted for approximately 31%. The percentage of purchases attributable to the Group's five largest suppliers combined was about 75% and the largest supplier included therein accounted for approximately 26%.

Millennium & Copthorne Hotels plc Group is a subsidiary of City Developments Limited, a substantial shareholder of the Company.

DIRECTORS

The Directors of the Company during the financial year are as follows:

Kwek Leng Beng
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Hon. Chan Bernard Charnwut
Tan I Tong (retired on 21 May 2001)
Dr. Lo Ka Shui
Chow Chiok Hock (resigned on 21 May 2001)
Wong Hong Ren
Lee Jackson @ Li Chik Sin
Foo See Juan (retired on 21 May 2001)
Lawrence Yip Wai Lam
Vincent Yeo Wee Eng

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Kwek Leng Beng, *aged 61*
Chairman and Managing Director

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989. He is also the Chairman of Republic Hotels & Resorts Limited, Hong Leong Asia Ltd., Millennium & Copthorne Hotels plc, Kwek Holdings Pte Ltd and Hong Leong Investment Holdings Pte. Ltd., Chairman and Managing Director of Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited) and Executive Chairman of City Developments Limited. Mr. Kwek has extensive experience in hotel operations, property investment and development, as well as in finance.

In 1995, Mr. Kwek was appointed a member of the Singapore-US Business Council and was named Patron of the Real Estate Development Association of Singapore.

In March 2000, Mr. Kwek was conferred the "Asian Hotelier of the Decade" accolade at the Third Annual Asia Pacific Hotel Industry Investment Conference held in Singapore. In the same year, Mr. Kwek received an Honorary Degree from Oxford Brookes University, UK.

In 2000, Mr. Kwek was appointed Member of Board of Trustee of Singapore Management University ("SMU"), the third university in Singapore. SMU is partnered with the Wharton School of the University of Pennsylvania which is ranked among the top business schools in the United States.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck and uncle of Mr. Vincent Yeo Wee Eng.

DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

Mr. Kwek Leng Joo, *aged 48*
Executive Director

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of City Developments Limited. He is also a Director of Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited), Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd., Millennium & Copthorne Hotels plc and Republic Hotels & Resorts Limited. Mr. Kwek has extensive experience in property development and investment and is currently the President of the Singapore Chinese Chamber of Commerce and Industry.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck and uncle of Mr. Vincent Yeo Wee Eng.

Mr. Kwek Leng Peck, *aged 45*
Executive Director

Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. He serves as Executive Director on several Hong Leong Group companies, and has over 22 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. He also sits on the Boards of several public companies, including City Developments Limited, Hong Leong Corporation Limited, Hong Leong Asia Ltd., Target Realty Limited (formerly known as Hong Leong Finance Limited), Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited), Hong Leong Holdings Limited, China Yuchai International Limited, Millennium & Copthorne Hotels plc and Tasek Corporation Berhad.

Mr. Kwek Leng Peck is the cousin of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo and uncle of Mr. Vincent Yeo Wee Eng.

Mr. Gan Khai Choon, *aged 55*
Executive Director

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Joint Managing Director of Hong Leong International (Hong Kong) Limited. He has more than 27 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

* **Hon. Chan Bernard Charnwut**, *aged 37*
Director

Hon. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. He holds a Bachelor of Arts degree from Pomona College, California, USA. He is the Deputy Managing Director of Asia Financial Group as well as the Executive Director of Asia Insurance and Asia Commercial Bank. He has been appointed as the Chairman of Standing Committee on Disciplined Services Salaries & Conditions of Service; a Director of The Hong Kong Mortgage Corporation Ltd. and The Community Chest; a Council Member of Lingnan University and Vocational Training Council. He is also a member of the Mandatory Provident Fund Schemes Advisory Committee, Process Review Panel of Securities & Futures Commission, Standing Committee on Language Education & Research, Business Advisory Group, Hong Kong Sports Development Board, Estate Agents Authority and Elderly Commission and Fight Crime Committee. In addition, he serves as the Chairperson of The Hong Kong Council of Social Service, a Councillor of the Legislative Council of the Hong Kong Special Administrative Region and a Committee Member of the Chinese People's Political Consultative Committee of Guangxi Zhuang Autonomous Region in China.

DIRECTORS AND SENIOR MANAGEMENT (CONT'D)
* Dr. Lo Ka Shui, *aged 55*
Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 22 years of experience in property and hotel development, investment and management, both in Hong Kong and elsewhere. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, a non-executive Chairman of Panda-Recruit Limited and a Director of The Hong Kong and Shanghai Banking Corporation Limited, The HSBC China Fund Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong and a Trustee of the Hong Kong Centre for Economic Research. His public duties include being a Member of Long Term Housing Strategy Advisory Committee, a Member of the Council of Advisors on Innovation and Technology, a Director of Hong Kong Exchanges and Clearing Limited, Chairman of the Growth Enterprise Market Listing Committee and Chairman of the Hospital Authority.

Mr. Wong Hong Ren, *aged 50*
Director

Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. He is also the Group Investment Manager of Hong Leong Management Services Pte. Ltd.. He currently sits on the Boards of several public listed companies such as Millennium & Copthorne Hotels plc, Republic Hotels & Resorts Limited, Grand Plaza Hotel Corporation, CDL Hotels New Zealand Limited, Kingsgate International Corporation Limited, CDL Investments New Zealand Limited and China Yuchai International Limited.

* Mr. Lee Jackson @ Li Chik Sin, *aged 69*
Director

Mr. Lee Jackson was appointed a Non-Executive Director and Chairman of the Audit Committee of the Company in December 1998. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Colorland Animation Limited. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

Mr. Lawrence Yip Wai Lam, *aged 46*
Executive Director

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Vincent Yeo Wee Eng, *aged 33*
Executive Director and Chief Executive Officer

Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000. Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of CDL Hotels New Zealand Limited and CDL Investment New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited.

DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

Mr. Vincent Yeo Wee Eng (cont'd)

In those capacities, he was in charge of the Australian and New Zealand operations and responsible for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's three listed subsidiaries in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now Merrill Lynch).

Mr. Vincent Yeo Wee Eng is the nephew of Messrs. Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.

* Independent non-executive director

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

DIRECTORS' INTERESTS

(a) As at 31 December 2001, the beneficial and non-beneficial interests of the Directors in the securities of the Company or its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance of Hong Kong ("the SDI Ordinance")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which were entered in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 Each
Kwek Leng Beng	personal	3,286,980
Kwek Leng Peck	personal	2,082,200
Kwek Leng Joo	personal	1,436,000
Gan Khai Choon	personal	1,041,100
Wong Hong Ren	personal	1,513,112
Lawrence Yip Wai Lam	personal	520,550
Vincent Yeo Wee Eng	personal	718,000
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 Each
Gan Khai Choon	personal	79,512
	family	45,000
Wong Hong Ren	family	4,000

DIRECTORS' INTERESTS (CONT'D)

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 Each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Republic Hotels & Resorts Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$1.00 Each
Kwek Leng Beng	personal	428,800

CDL Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: Republic Hotels & Resorts Limited and CDL Hotels New Zealand Limited are indirect subsidiaries of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

Save as disclosed herein, none of the Directors or their associates had any interest in the share capital of the Company or its subsidiaries as at 31 December 2001.

(b) Pursuant to the Millennium & Copthorne Hotels plc Executive Share Option Scheme ("M&C Executive Share Option Scheme") operated by M&C, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	5/3/1998	6,509	£4.6087	5/3/2001 to 4/3/2008
	B	5/3/1998	15,186	£4.6087	5/3/2001 to 4/3/2005
	B	5/3/1999	20,693	£4.8321	5/3/2002 to 4/3/2006
Wong Hong Ren	B	14/3/2001	69,364	£4.3250	14/3/2004 to 13/3/2008

*Note: M&C Executive Share Option Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives.

DIRECTORS' INTERESTS (CONT'D)

(c) Save as disclosed herein, as at 31 December 2001, none of the Directors or their associates had any beneficial or non-beneficial interest in the securities of the Company or any of its associated corporations which require notification pursuant to Section 28 of the SDI Ordinance (including any interests which any such Director is deemed or taken to have under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which have been entered in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, the information recorded in the register maintained by the Company under Section 16 of the SDI Ordinance for the purpose of Sections 3 to 7 of that Ordinance was as follows:

Name of Shareholder	Number of Shares Held		Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Investment Holdings Pte. Ltd.	231,119,512	(2)	60.33%
Kwek Holdings Pte Ltd	231,119,512	(3)	60.33%

Notes:

1. As at 31 December 2001, of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interest of CDL as at 31 December 2001 in 200,854,743 shares representing approximately 52.43% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

3. The interest of Hong Leong Investment Holdings Pte. Ltd. as at 31 December 2001 in 231,119,512 shares, representing approximately 60.33% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

Save as aforesaid, so far as the Directors are aware, there were no other persons who, directly or indirectly, were beneficially interested in 10 per cent or more of the issued share capital of the Company as at 31 December 2001.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies were a party subsisted at the end of or at any time during the year in which any Director of the Company had a material interest.

ARRANGEMENTS TO ACQUIRE SHARES

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

CONTROLLING SHAREHOLDERS' INTEREST

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

CONNECTED TRANSACTIONS

Leasing of Office Spaces

The Company has entered into a Tenancy Agreement on 30 August 2000 with an indirect subsidiary of Hong Leong Investment Holdings Pte. Ltd., which is a substantial shareholder of the Company by virtue of its indirect substantial shareholding in the Company through City Developments Limited. Details of the transaction were set out in a press announcement dated 30 August 2000. A total rental of HK$1.4 million was paid under this agreement during the year under review.

Hospitality Related Transactions

Hospitality Related Transactions refer to the services provided by the Group to hotels owned by the Millennium & Copthorne Hotels plc ("M&C") and its subsidiaries ("M&C Group"), which include hotel reservation services and hospitality related risk management services. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The Independent Shareholders have approved the Hospitality Related Transactions at the Extraordinary General Meeting held on 9 August 2000. Details of the transactions were set out in the circular to shareholders dated 17 July 2000 (the "2000 Circular").

The total revenue generated from Hospitality Related Transactions for the year ended 31 December 2001 amounted to HK$27.0 million.

Accounting Services

Accounting Services, which include period-end consolidations, are provided by the Group to the M&C Group. Details of the transactions were set out in the 2000 Circular.

The total revenue generated from the provision of Accounting Services for the year ended 31 December 2001 amounted to HK$3.9 million.

Compliance with Waiver Conditions

Conditional waivers from strict compliance with the connected transaction requirements of the Listing Rules in respect of Hospitality Related Transactions and Accounting Services have been granted by The Stock Exchange of Hong Kong Limited (the "Waiver").

The total revenue from connected parties in relation to the Hospitality Related Transactions for the year ended 31 December 2001 was within the cap as set out in the Waiver of 35 per cent of the total turnover of the Group for the year ended 31 December 2001. The total revenue from connected parties in relation to the Accounting Services for the year ended 31 December 2001 was within limit set out in the 2000 Circular (collectively identified as "On-going Transactions").

CONNECTED TRANSACTIONS (CONT'D)
Compliance with Waiver Conditions (cont'd)

The On-going Transactions have been reviewed by the Directors (including the independent Non-Executive Directors), and the independent Non-Executive Directors of the Company have confirmed that they consider that the above transactions were conducted:

(a) in the ordinary and usual course of business of the Group;

(b) on terms that are fair and reasonable so far as the Company and its Independent Shareholders are concerned;

(c) on normal commercial terms and on an arm's length basis, where applicable, in accordance with the terms of the agreements governing such transactions; and

(d) where applicable, the total value of the On-going Transactions are within the proposed limits stated in the Waiver.

The Directors have received from the auditors a letter indicating that certain agreed-upon procedures in relation to the connected transactions have been conducted in accordance with Statement of Auditing Standards 710 "Engagement to perform agreed-upon procedures regarding financial information" issued by the Hong Kong Society of Accountants. The Group's Directors and management are responsible for the disclosure of the connected transactions in the annual report and the sufficiency of the agreed-upon procedures performed.

The auditors have indicated in writing that based on the agreed-upon procedures:

1. The Board of Directors ("the Board") have confirmed that all On-going Transactions for the year ended 31 December 2001 have been duly approved by the Board.

2. Management has confirmed that they consider:
   (i) the transactions between the Group and the connected parties have been entered into in accordance with the pricing policy of the Group; and
   (ii) the transactions entered into between the Group and the connected parties were in accordance with the terms of the applicable agreement relating to the transaction in question or, if there were no such agreement, on terms no less favourable than terms available to or from third parties.

3. Where there are signed agreements or written acknowledgement, the auditors have reviewed, on a sample basis, signed agreements/written acknowledgement of the service and related fee charges.

4. The total revenue from connected parties in relation to the Hospitality Related Transactions are within the approved limit as stated in the Waiver.

As the above procedures do not constitute either an audit or a review made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2001.

Other Related Party Transactions

Other related party transactions are set out in note 26 to the financial statements.

SERVICE CONTRACTS OF DIRECTORS
None of the Directors has a service contract with the Company or its subsidiaries.

PRE-EMPTIVE RIGHTS

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2001 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules. The independent non-executive Directors have not been appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

SUBSEQUENT EVENT

In February 2002, the Group initiated a restructuring of its operations in the United States and arising therefrom, restructuring expense of approximately HK$17,200,000 is expected to be incurred.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Kwek Leng Beng
Chairman

Hong Kong, 20 March 2002

AUDITORS' REPORT TO THE SHAREHOLDERS OF CITY e-SOLUTIONS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 33 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with International Standards on Auditing. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Singapore, 20 March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2001

		The Group	
	Note	2001 HK$'000	2000 HK$'000
Turnover			
Continuing operations		98,197	145,404
Discontinued operations		–	12,553
	3	98,197	157,957
Cost of sales		(24,599)	(3,162)
Gross profit		73,598	154,795
Other net expenses	4	(16,257)	(39,968)
Administrative expenses		(95,446)	(90,088)
(Loss)/Profit from operations	5	(38,105)	24,739
Finance costs	6	(16)	(4,783)
		(38,121)	19,956
Profit arising from disposal of subsidiaries	7	–	4,698
(Loss)/Profit from ordinary activities before taxation	6		
Continuing operations		(38,121)	23,652
Discontinued operations		–	1,002
		(38,121)	24,654
Taxation	8	(170)	(3,282)
(Loss)/Profit from ordinary activities after taxation		(38,291)	21,372
Minority interests		2,626	5,762
(Loss)/Profit attributable to shareholders	9	(35,665)	27,134
Dividends attributable to the year:	10		
Final dividend proposed after the balance sheet date			
Nil cents per share (2000: 2 cents per share)		–	(7,663)
Reduction in final dividend paid in respect of prior year		–	28
		–	(7,635)
(Loss)/Earnings per share	11	HK cents	HK cents
Basic		(9.31)	0.47
Diluted		–	0.47

The notes on pages 38 to 67 form part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

for the year ended 31 December 2001

	The Group	
	2001 HK$'000	2000 HK$'000
Exchange differences on translation of financial statements of foreign subsidiaries	(198)	526
Net (losses)/gains not recognised in the profit and loss account	(198)	526
Realised revaluation reserves transferred to the profit and loss account	–	(88,248)
Net (loss)/profit for the year:		
– As previously reported	(35,665)	58,260
– Prior period adjustment arising from change in accounting policy for goodwill	–	(31,126)
– Net (loss)/profit for the year, as restated	(35,665)	27,134
Total Recognised Gains and Losses	(35,863)	(60,588)
Goodwill on consolidation previously eliminated against other reserves transferred to the profit and loss account on disposal of subsidiaries	–	76,596
	(35,863)	16,008

The notes on pages 38 to 67 form part of these financial statements.

BALANCE SHEETS

as at 31 December 2001

	Note	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Non-Current Assets					
Fixed assets	13	7,851	8,573	3,512	6,062
Intangible assets	14	506	–	–	–
Interests in subsidiaries	15	–	–	140,954	155,752
Affiliated companies	16	–	16,944	–	16,944
Other financial assets	17	662	–	–	–
Total Non-Current Assets		9,019	25,517	144,466	178,758
Current Assets					
Other financial assets	18	57,878	62,393	57,878	62,393
Trade and other receivables	19	33,284	20,420	22,671	24,910
Cash and cash equivalents		501,896	561,726	312,247	340,649
		593,058	644,539	392,796	427,952
Current Liabilities					
Trade and other payables	21	(38,947)	(46,323)	(10,838)	(34,616)
Provision for taxation		(102)	(1,490)	(87)	(669)
		(39,049)	(47,813)	(10,925)	(35,285)
Net Current Assets		554,009	596,726	381,871	392,667
Total Assets less Current Liabilities		563,028	622,243	526,337	571,425
Non-Current Liabilities					
Affiliated companies	16	–	(13,224)	–	(2,701)
Deferred taxation	22	(527)	(324)	(527)	(324)
		(527)	(13,548)	(527)	(3,025)
Minority Interests		(26,968)	(29,636)	–	–
NET ASSETS		535,533	579,059	525,810	568,400
CAPITAL AND RESERVES					
Share capital	23	383,126	383,126	383,126	383,126
Reserves	24	152,407	195,933	142,684	185,274
		535,533	579,059	525,810	568,400

Approved and authorised for issue by the board of directors on 20 March 2002.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 38 to 67 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2001

	Note	The Group 2001 HK$'000	2000 HK$'000
Net Cash (Outflow)/Inflow from Operating Activities	25	(70,008)	2,714
Returns on Investments and Servicing of Finance			
Interest received		22,897	148,185
Interest paid		(16)	(4,783)
Dividends paid to shareholders		(7,663)	(41,140)
Net Cash Inflow from Returns on Investments and Servicing of Finance		15,218	102,262
Taxation			
Overseas tax paid		(1,326)	(3,052)
Investing Activities			
Payment for purchase of fixed assets		(7,238)	(5,720)
Increase in intangible assets		(935)	-
Decrease in interests in associated companies		-	357,636
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed)	25	-	4,435,448
Payment for purchase of other securities		-	(54,500)
Payment for purchase of subsidiaries (net of cash and cash equivalents acquired)	25	-	(37,937)
Proceeds from sale of securities		-	6,886
Proceeds from sale of fixed assets		1,294	2,322
Payment for purchase of investment securities		(662)	-
Net Cash (Outflow)/Inflow from Investing Activities		(7,541)	4,704,135
Net Cash (Outflow)/Inflow before Financing carried forward		(63,657)	4,806,059

The notes on pages 38 to 67 form part of these financial statements.

		The Group	
	Note	2001 HK$'000	2000 HK$'000
Net Cash (Outflow)/Inflow before Financing brought forward		(63,657)	4,806,059
Financing			
Increase/(Decrease) in contributions from affiliated companies	25	3,720	(5,995)
Increase in contribution from minority interests	25	–	38,974
Capital reduction of shares	25	–	(7,279,385)
Proceeds from share options exercised		–	70,399
Purchase of own shares		–	(1,058)
Net Cash Outflow from Financing		3,720	(7,177,065)
Decrease in Cash and Cash Equivalents		(59,937)	(2,371,006)
Cash and Cash Equivalents at 1 January		561,726	2,928,878
Exchange Difference Arising on Consolidation of Foreign Subsidiaries		107	3,854
Cash and Cash Equivalents at 31 December		501,896	561,726
Analysis of the Balances of Cash and Cash Equivalents			
Cash at bank		501,896	561,726

The notes on pages 38 to 67 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2001

These notes form an integral part of the financial statements.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 5 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Financial Statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investment in a subsidiary is consolidated into the consolidated financial statements.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 2(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) Fixed Assets and Depreciation

(i) Fixed assets are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 2(i)).

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Fixed Assets and Depreciation (cont'd)

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight-line basis so as to write off fixed assets over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	– 6% to 33.33%
Motor vehicles	– 20%

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- For acquisitions before 1 January 2001, positive goodwill is written off directly to reserves and is reduced by impairment losses (see note 2(i)); and
- For acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 2(i)).

Negative goodwill arising on consolidation represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- For acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and
- For acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account. Any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill.

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(f) Other Investments in Securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the forseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise. Securities are presented as trading securities when they were acquired principally for the purpose of generating a profit from short term fluctuations in price or dealer's margin.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Intangible Assets (other than Goodwill)

(i) Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(i)).

(ii) Subsequent expenditure on an intangible asset after its purchase is recognised as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible asset.

(iii) Amortisation of intangible assets, comprising trademarks, is charged to the profit and loss account on a straight line basis over the assets' estimated useful lives of ten years.

(h) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Finance Leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the shorter of the period of the leases or the estimated useful lives of the assets as set out in note 2(d) above. Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(i). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(h) Leased Assets (cont'd)

(ii) Operating Leases

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(i) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries (except for those accounted for at fair value under note 2(c));
- other investments in securities (except for those accounted for at fair value under note 2(f); and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are amortised over more than 20 years from the date when the asset is available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(j) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(k) Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Revenue arising from hotel management services, reservation distribution, purchasing, technology outsourcing, hospitality application service provider, and accounting and payroll services is recognised when the relevant services are delivered.

(ii) Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

(iii) Revenue arising from insurance and risk management services, where the Group assumes underwriting risks, is recognised on a straight-line basis over the term of the insurance policy.

(iv) Interest income is accrued on a time-apportioned basis on the principal outstanding at the rate applicable.

(v) Dividend income from investments is recognised when the shareholder's right to receive payment is established.

2. **SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

(l) Foreign Currency Translation

(i) Monetary assets and liabilities in foreign currencies are translated into the reporting currency of the Company and its subsidiaries at rates of exchange ruling at the balance sheet date and transactions in foreign currencies during the year are translated at rates ruling on the transaction dates. Exchange gains and losses are dealt with in the profit and loss account.

(ii) Assets and liabilities of overseas subsidiaries are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date while the results are translated into Hong Kong dollars at the average exchange rates for the year. Exchange differences arising thereon are taken directly to reserves.

(m) Software Costs

Cost incurred to develop or obtain software that allows for access or conversion of old data by new systems is capitalised. Software purchased from third parties is capitalised if the related software under development has reached technological feasibility or if there are alternative future uses for the purchased software. Technological feasibility is attained when software products reach Beta release. These capitalised software costs will be amortised over the lesser of three years or the useful life of the software.

Costs incurred prior to the establishment of technological feasibility are charged to product development expense. Costs incurred in connection with business process reengineering are expensed as incurred.

In addition, costs of materials, consultant, interest and payroll related costs for employees incurred in developing internal use computer software is capitalised once technological feasibility is attained. Costs incurred prior to the establishment of technological feasibility are charged to general and administrative expense.

(n) Retirement Costs

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

(o) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p) Cash Equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

(q) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(q) Segment Reporting (cont'd)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and fixed assets. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, corporate and financing expenses and minority interests.

(r) Liability for Unpaid Insurance Claims

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

3. TURNOVER

Turnover of the Group comprises revenue from hospitality-related operations and gross dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	The Group	
	2001 HK$'000	2000 HK$'000
Hospitality related services	76,372	94
Investment holding activities	21,825	145,310
Leisure	–	12,553
	98,197	157,957

4. OTHER NET EXPENSES

	The Group	
	2001 HK$'000	2000 HK$'000
Exchange loss (net)	(12,814)	(36,820)
Profit on sale of fixed assets (net)	714	194
Profit on sale of other securities	–	430
Net unrealised loss on stating securities at fair value	(4,515)	(5,481)
Others	358	1,709
	(16,257)	(39,968)

5. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.
Hospitality related services: The provision of hotel management, hotel reservation services, risk management services, bulk purchasing and e-procurement enabler, hospitality application service provider, and accounting and payroll services.

	Investment Holding	
	2001 HK$'000	2000 HK$'000
Revenue from external customers	21,825	145,310
(Loss)/Profit from operations	(13,379)	80,754
Finance costs		
Profit arising from disposal of subsidiaries		
Taxation		
Minority interests		
(Loss)/Profit attributable to shareholders		
Depreciation and amortisation for the year	1,713	1,634
Impairment loss for the year	–	–
Significant non-cash expenses (other than depreciation and amortisation)	5,474	–

	Hospitality Related Services		Leisure		Consolidated	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
	76,372	94	–	12,553	98,197	157,957
	(24,726)	(57,102)	–	1,087	(38,105)	24,739
					(16)	(4,783)
					–	4,698
					(170)	(3,282)
					2,626	5,762
					(35,665)	27,134
	1,949	289	–	865	3,662	2,788
	2,812	31,126	–	–	2,812	31,126
	–	–	–	–	5,474	–

5. SEGMENT REPORTING (CONT'D)

	Investment Holding	
	2001 HK$'000	2000 HK$'000
Segment assets	556,704	439,245
Segment liabilities	481	26,312
Capital expenditure incurred during the year	1,077	3,226

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong	
	2001 HK$'000	2000 HK$'000
Revenue from external customers	15,112	145,310
Segment assets	383,740	439,245
Capital expenditure incurred during the year	1,077	3,226

Hospitality Related Services		Leisure		Consolidated	
2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
45,373	230,811	–	–	602,077	670,056
38,466	33,235	–	–	38,947	59,547
6,161	2,800	–	464	7,238	6,490

United States		Singapore		Indonesia	
2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
76,372	94	6,713	–	–	12,553
45,373	230,811	172,964	–	–	–
6,161	2,800	–	–	–	464

6. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

	The Group	
	2001 HK$'000	2000 HK$'000
(Loss)/Profit from ordinary activities before taxation is arrived at after charging/(crediting):		
(a) Finance costs		
Interest expense on lease and bank loans	16	4,783
(b) Other items		
Amortisation of intangible assets	94	-
Auditors' remuneration	1,105	827
Depreciation of fixed assets	3,568	2,788
Fixed assets written off	959	-
Provision for doubtful receivables (trade)	62	-
Staff costs (including retirement costs of HK$5,683,000 (2000: HK$Nil))	48,819	10,694
Interest income		
- bank	(22,464)	(140,254)
- others	(433)	(5,150)
Operating lease charges: minimum lease payments		
- property rentals	3,498	256
Impairment losses		
- intangible assets	335	-
- fixed assets	2,477	-
- goodwill arising on consolidation	-	31,126

7. NON-OPERATING ITEMS

For the year ended 31 December 2000, profit before taxation was arrived at after taking into account the following:

- Gain of HK$3,161,000 arising from the disposal of the Company's hotel and property interests, which had previously been consolidated in its 52.4% owned subsidiary, Millennium & Copthorne Hotels plc ("M&C"), to its immediate holding company, City Developments Limited. Pursuant to the terms of the transfer agreement, the disposal is effective on 1 January 2000. There were no results generated from these operations in 2000 which were previously reported in the development properties, hotel operations and rental income activity segments as well as all the geographical segments; and

- Net gain of HK$1,537,000 arising from the disposal of a subsidiary, Undersea World Indonesia Limited, after taking into consideration the write-off of intercompany balances due from the subsidiary of HK$24,689,000 in connection with the disposal. The results of this operation had previously been reported in the leisure activity segment and in Indonesia under the geographical segment.

8. TAXATION

		The Group	
		2001 HK$'000	2000 HK$'000
Taxation in the consolidated profit and loss account represents:			
Current			
Hong Kong	– current year	–	1,252
Overseas	– current year	–	114
	– (over)/underprovision in respect of prior years (net)	(54)	2,255
		(54)	3,621
Deferred (Note 22)			
Hong Kong	– current year	(460)	–
	– underprovision in respect of prior year	987	–
Overseas	– current year	(303)	–
	– overprovision in respect of prior years (net)	–	(339)
		224	(339)
		170	3,282

In 2000, Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profits arising in Hong Kong.

There is no overseas taxation charge for the current financial year in view of the losses incurred.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

9. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Loss after taxation to the extent of HK$34,927,000 (2000: profit after taxation of HK$408,500,000) has been dealt with in the Company's financial statements.

10. DIVIDENDS

(a) Dividends attributable to the year

	The Group	
	2001 HK$'000	2000 HK$'000
Final dividend proposed after the balance sheet date of nil cents per share (2000: 2 cents per share)	–	7,663

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	The Group	
	2001 HK$'000	2000 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 2 cents per share (2000: 6 cents per share)		
– scrip	–	80,343
– by cash	7,663	41,140
	7,663	121,483

11. (LOSS)/EARNINGS PER SHARE

(a) **Basic (Loss)/Earnings Per Share**

In the current financial year, the calculation of basic loss per share is based on loss after taxation attributable to shareholders of HK$35,665,000 and 383,125,524 ordinary shares in issue during the year.

In 2000, the calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$27,134,000 and the weighted average of 5,731,806,361 ordinary shares in issue during the year, after taking into consideration the issue of 5,637,790,382 ordinary shares, the capital reduction and share consolidation during the year.

(b) **Diluted (Loss)/Earnings Per Share**

Dilutive loss per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

In 2000, the calculation of diluted earnings per share is based on profit after taxation attributable to shareholders of HK$27,134,000 and the weighted average of 5,744,633,587 ordinary shares in issue during the year, adjusted for the effects of all dilutive potential ordinary shares.

11. (LOSS)/EARNINGS PER SHARE (CONT'D)

(c) Reconciliations

	The Company	
	2001	2000
Weighted average number of ordinary shares used in calculating basic earnings per share	383,125,524	5,731,806,361
Deemed issue of ordinary shares for no consideration	-	12,827,226
Weighted average number of ordinary shares used in calculating diluted earnings per share	383,125,524	5,744,633,587

12. CHANGES IN ACCOUNTING POLICIES

(a) Dividends

In prior years, dividends proposed or declared were recognised as a liability in the accounting period to which they relate. With effect from 1 January 2001, in order to comply with Statement of Standard Accounting Practice 9 (revised) – Events After the Balance Sheet Date issued by the Hong Kong Society of Accountants, the Group recognises dividends proposed or declared as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

As a result of the new accounting policy, the Group's net assets as at 31 December 2000 have been increased by HK$7,663,000. There is no impact on the Group's (loss)/profit attributable to shareholders for periods presented. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior periods.

(b) Goodwill

In prior years, positive goodwill arising on acquisition of subsidiaries was eliminated against reserves. With effect from 1 January 2001, in order to comply with Statement of Standard Accounting Practice 30 ("SSAP 30") – Business Combinations issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for goodwill as set out in note 2(e).

The Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively and hence the goodwill arising on consolidation previously included in reserves was not restated. The Group is, however, required to estimate any impairment loss that has arisen on the goodwill since the date of acquisition. As the Group has not previously adopted a policy of recognising impairment losses in respect of goodwill written off against reserves, implementation of this new accounting policy is treated as a change in accounting policy in accordance with Statement of Standard Accounting Practice 2 – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies.

12. CHANGES IN ACCOUNTING POLICIES (CONT'D)

(b) Goodwill (cont'd)

In accordance with the new accounting policy, the Group estimated that an impairment loss of HK$31,126,000 has arisen in the previous financial year with respect to the goodwill arising on consolidation. The Group's profit for the previous financial year is thus reduced by HK$31,126,000. There is no impact on the Group's net assets as at 31 December 2000. This new accounting policy has been adopted retrospectively, with the comparative information adjusted for the amounts relating to prior periods.

13. FIXED ASSETS

(a) The Group

	Plant, Machinery & Equipment	Motor Vehicles	Total
	HK$'000	HK$'000	HK$'000
Cost			
At 1 January 2001	6,891	9,028	15,919
Exchange difference	(125)	(552)	(677)
Additions	7,238	–	7,238
Disposals/write-offs	(2,178)	(2,742)	(4,920)
At 31 December 2001	11,826	5,734	17,560
Depreciation and Impairment Losses			
At 1 January 2001	2,462	4,884	7,346
Exchange difference	(20)	(282)	(302)
Charge for the year	2,631	937	3,568
Impairment losses	2,477	–	2,477
Disposals/write-offs	(901)	(2,479)	(3,380)
At 31 December 2001	6,649	3,060	9,709
Net Book Value			
At 31 December 2001	5,177	2,674	7,851
At 31 December 2000	4,429	4,144	8,573

During the year, the Group acquired fixed assets amounting to HK$7,238,000 (2000: HK$6,490,000). Cash payments of HK$7,238,000 (2000: HK$5,720,000) were made to purchase fixed assets.

13. FIXED ASSETS (CONT'D)

(b) The Company

	Plant, Machinery & Equipment	Motor Vehicles	Total
	HK$'000	HK$'000	HK$'000
Cost			
At 1 January 2001	4,092	9,028	13,120
Exchange difference	(122)	(552)	(674)
Additions	1,077	–	1,077
Disposals/written-offs	(2,178)	(2,742)	(4,920)
At 31 December 2001	2,869	5,734	8,603
Accumulated Depreciation			
At 1 January 2001	2,174	4,884	7,058
Exchange difference	(19)	(282)	(301)
Charge for the year	777	937	1,714
Disposals/written-offs	(901)	(2,479)	(3,380)
At 31 December 2001	2,031	3,060	5,091
Net Book Value			
At 31 December 2001	838	2,674	3,512
At 31 December 2000	1,918	4,144	6,062

14. INTANGIBLE ASSETS

The Group

	Trademarks
	HK$'000
Cost	
At 1 January 2001	–
Expenditure during the year	935
At 31 December 2001	935

14. INTANGIBLE ASSETS (CONT'D)

The Group (cont'd)

	Trademarks HK$'000
Amortisation and Impairment Losses	
At 1 January 2001	–
Charge for the year	94
Impairment losses	335
At 31 December 2001	429
Net Book Value	
At 31 December 2001	506
At 31 December 2000	–

The amortisation charge for the year is included in "administrative expenses" in the consolidated profit and loss account.

15. INTERESTS IN SUBSIDIARIES

	Note	The Company 2001 HK$'000	The Company 2000 HK$'000
Long-Term:			
Unlisted shares, at cost		220,860	220,860
Less:			
Impairment losses			
At 1 January		53,206	–
Charge to profit and loss account		14,798	53,206
At 31 December		68,004	53,206
		152,856	167,654
Loans owing to subsidiaries		(11,902)	(11,902)
		140,954	155,752
Current:			
Amounts owing by subsidiaries	19	12,577	11,713

The amounts owing by subsidiaries are interest-free, unsecured and have no fixed terms of repayment.

15. INTERESTS IN SUBSIDIARIES (CONT'D)

Details of the Group's significant interests in subsidiaries as at 31 December 2001 are as follows:

Company Name/ Principal Activity	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Group's Effective Holding	Proportion of Equity Interest Held by Company	Proportion of Equity Interest Held by Subsidiary
			%	%	%
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	–
SWAN Inc. (Investment holding and provision of hospitality related services)	United States of America	10,000,000 common stocks of US$0.01 each	85	–	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	–	100
Swan Risk Services Ltd. (Provision of risk management services)	Bermuda	120,000 shares of US$1 each	85	–	100

16. AFFILIATED COMPANIES

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Non-current				
Amounts owing by:				
Holding company				
– interest free	–	734	–	734
Other affiliated companies				
– interest bearing	–	12,527	–	12,527
– interest free	–	3,683	–	3,683
	–	16,944	–	16,944
Amounts owing to:				
Other affiliated companies				
– interest free	–	13,224	–	2,701

16. AFFILIATED COMPANIES (CONT'D)

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Current				
Amounts owing by:				
Holding company				
– interest free	1,466	–	1,466	–
Other affiliated companies				
– interest free	16,450	–	612	–
	17,916	–	2,078	–
Amounts owing to:				
Other affiliated companies				
– interest free	2,589	–	2,589	–

The amounts owing by/(to) affiliated companies are unsecured and have no fixed terms of repayment. In respect of interest bearing amounts for 2000, interest was charged at rate of 6% per annum.

The Directors consider the ultimate holding company at 31 December 2001 to be Hong Leong Investment Holdings Pte. Ltd., incorporated in the Republic of Singapore. Other affiliated companies comprise subsidiaries of the holding companies.

17. OTHER FINANCIAL ASSETS (NON-CURRENT)

	The Group	
	2001 HK$'000	2000 HK$'000
Investment securities		
– unlisted	662	–

18. OTHER FINANCIAL ASSETS (CURRENT)

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Other investments				
Equity securities				
– listed outside Hong Kong	18,918	17,217	18,918	17,217
Other securities				
– unlisted	38,960	45,176	38,960	45,176
	57,878	62,393	57,878	62,393
Market value at 31 December:				
Equity securities				
– listed outside Hong Kong	18,918	17,217	18,918	17,217

19. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Trade receivables less provision (Note 20)	6,722	7,134	163	36
Other receivables, deposits and prepayments	8,646	13,286	7,853	13,161
Amounts owing by subsidiaries (Note 15)	–	–	12,577	11,713
Amounts owing by affiliated companies (Note 16)	17,916	–	2,078	–
	33,284	20,420	22,671	24,910

All of the trade and other receivables, apart from those mentioned in notes 15 and 16, are expected to be recovered within one year.

20. TRADE RECEIVABLES

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Trade receivables	6,784	7,134	163	36
Less				
Provision for doubtful receivables				
At 1 January	–	–	–	–
Provision made during the year	(62)	–	–	–
At 31 December	(62)	–	–	–
	6,722	7,134	163	36

The aging analysis of trade receivables (net of provision for doubtful receivables) is as follows:

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Current	6,559	5,169	–	36
1 to 3 months overdue	163	1,739	163	–
More than 3 months overdue but less than 12 months overdue	–	226	–	–
	6,722	7,134	163	36

Debts are due within 1 month from the date of billing. However, debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

21. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Trade payables	4,024	6,388	12	–
Other payables and accrued charges	32,334	39,935	8,237	34,616
Amount owing to affiliated companies (Note 16)	2,589	–	2,589	–
	38,947	46,323	10,838	34,616

All of the trade and other payables are expected to be settled within one year.

All trade payables are due within 1 month or on demand.

22. DEFERRED TAXATION

(a) Movements on deferred taxation comprise:

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
At 1 January	324	216,281	324	686
Less:				
Exchange difference	(21)	(23)	(21)	(23)
Transfer from/(to) profit and loss account (Note 8)	224	(339)	224	(339)
Balances of subsidiaries disposed of	–	(215,595)	–	–
At 31 December	527	324	527	324

(b) Major components of deferred tax of the Group and the Company are set out below:

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Deferred tax liability in respect of timing differences relating to fixed assets, unrealised gain on foreign exchange swap transaction and other items	527	324	527	324

There is no significant deferred tax liability not provided for.

23. SHARE CAPITAL

	The Company	
	2001 HK$'000	2000 HK$'000
Authorised:		
2,720,615,042 (2000: 2,720,615,042) ordinary shares of HK$1.00 each	2,720,615	2,720,615
Issued and fully paid:		
At 1 January		
– 383,125,524 (2000: 2,025,188,100) ordinary shares of HK$1.00 each	383,126	2,025,188
Issue of Nil (2000: 39,383,934) ordinary shares of HK$1.00 each at HK$2.04 per share pursuant to a scrip dividend with option for cash	–	39,384
Issue of Nil (2000: 80,000) ordinary shares of HK$1.00 each at HK$2.24 per share under the 1997 Executive Share Option Scheme	–	80
Issue of Nil (2000: 70,220,000) ordinary shares of HK$1.00 each at HK$1.00 per share under the 1997 Executive Share Option Scheme	–	70,220
Share buyback of Nil (2000: 468,000) ordinary shares of HK$1.00 each	–	(468)
Issue of Nil (2000: 5,528,106,448) ordinary shares of HK$1.00 each pursuant to the bonus issue of 2,590 bonus shares for every 1,000 shares held on 21 August 2000	–	5,528,107
Reduction in par value of Nil (2000: 7,662,510,482) ordinary shares from HK$1.00 each to HK$0.05 each	–	(7,279,385)
Consolidation of Nil (2000: 7,662,510,482) ordinary shares of HK$0.05 each to 383,125,524 ordinary shares of HK$1.00 each on the basis of every 20 shares of HK$0.05 each being consolidated into 1 consolidated share of HK$1.00 each	–	–
At 31 December		
– 383,125,524 (2000: 383,125,524) ordinary shares of HK$1.00 each	383,126	383,126

An Executive Share Option Scheme (the "1997 Scheme") for executives and/or employees (including the executive directors) of the Company and its subsidiaries was adopted by the Company on 11 June 1997. Under the 1997 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue on the date of granting any option. The subscription price of shares under the Scheme will be equivalent to 80% of the average of the last dealt prices of shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the option or the nominal value of the shares, whichever is greater.

Throughout the financial year, no share option was granted and outstanding.

24. RESERVES

	Share Premium	Investment Properties Revaluation Reserve	Other Reserves	Total
	HK$'000	HK$'000	HK$'000	HK$'000
The Group				
At 1 January 2000				
– As previously reported	3,518,470	88,248	2,060,818	5,667,536
– Prior period adjustment in respect of dividends proposed	–	–	121,511	121,511
– As restated	3,518,470	88,248	2,182,329	5,789,047
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	(121,483)	(121,483)
Profit for the year, as previously reported	–	–	58,260	58,260
– Prior period adjustment arising from change in accounting policy for goodwill	–	–	(31,126)	(31,126)
Profit for the year, as restated	–	–	27,134	27,134
Realised revaluation reserve transferred to profit and loss account	–	(88,248)	–	(88,248)
Reserve arising on scrip dividends	–	–	40,959	40,959
Premium on shares issued during the year	99	–	–	99
Share buyback during the year	–	–	(1,058)	(1,058)
Capital redemption reserve arising from share buyback	–	–	468	468
Bonus issue during the year	(3,518,569)	–	(2,009,538)	(5,528,107)
Exchange differences on translation of financial statements of foreign subsidiaries	–	–	526	526
Goodwill on consolidation realised on disposal of subsidiaries	–	–	76,596	76,596
At 31 December 2000 (restated)	–	–	195,933	195,933

24. RESERVES (CONT'D)

	Share Premium	Investment Properties Revaluation Reserve	Other Reserves	Total
	HK$'000	HK$'000	HK$'000	HK$'000
The Group				
At 1 January 2001				
– As previously reported	–	–	188,270	188,270
– Prior period adjustment in respect of dividends proposed (Note 12(a))	–	–	7,663	7,663
– As restated	–	–	195,933	195,933
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	(7,663)	(7,663)
Loss for the year	–	–	(35,665)	(35,665)
Exchange differences on translation of financial statements of foreign subsidiaries	–	–	(198)	(198)
At 31 December 2001	–	–	152,407	152,407
The Company				
At 1 January 2000				
– As previously reported	3,518,470	–	1,947,452	5,465,922
– Prior period adjustment in respect of dividends	–	–	121,511	121,511
– As restated	3,518,470	–	2,068,963	5,587,433
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	(121,483)	(121,483)
Profit for the year	–	–	408,500	408,500
Reserve arising on scrip dividends	–	–	40,959	40,959
Premium on shares issued during the year	99	–	–	99
Share buyback during the year	–	–	(1,058)	(1,058)
Capital redemption reserve arising from share buyback	–	–	468	468
Bonus issue during the year	(3,518,569)	–	(2,009,538)	(5,528,107)
Realisation of exchange differences on foreign contracts entered into to hedge against investment in foreign subsidiaries, on disposal of the subsidiaries	–	–	(201,537)	(201,537)
At 31 December 2000 (as restated)	–	–	185,274	185,274

24. RESERVES (CONT'D)

	Share Premium HK$'000	Other Reserves HK$'000	Total HK$'000
At 1 January 2001			
– As previously reported	–	177,611	177,611
– Prior period adjustment in respect of dividends (Note 12(a))	–	7,663	7,663
– As restated	–	185,274	185,274
Dividends approved in respect of the previous financial year (Note 10(b))	–	(7,663)	(7,663)
Loss for the year	–	(34,927)	(34,927)
At 31 December 2001	–	142,684	142,684

Under Cayman Islands law, the Company has reserves available for distribution to shareholders of HK$142,684,000 (2000: HK$185,274,000).

25. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities:

	The Group 2001 HK$'000	2000 HK$'000
Operating (loss)/profit	(38,121)	19,956
Add/(Less):		
Interest income	(22,897)	(145,404)
Interest expense	16	4,783
Depreciation charges	3,568	2,788
Profit on sale of fixed assets	(714)	(194)
Amortisation of intangible assets	94	–
Impairment losses:		
– fixed assets	2,477	–
– intangible assets	335	–
– goodwill arising on consolidation	–	31,126
Fixed assets written off	959	–
Profit on sale of other securities	–	(430)
Net unrealised loss on stating securities at fair value	4,515	5,481
	(11,647)	(101,850)
Balance carried forward	(49,768)	(81,894)

25. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

(a) Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities (cont'd):

	The Group	
	2001 HK$'000	2000 HK$'000
Balance brought forward	(49,768)	(81,894)
(Increase)/Decrease in working capital		
Trade receivables	412	(22,978)
Other receivables, deposits and prepayments	4,640	(57)
Trade payables	(2,364)	(24,759)
Rental deposits	–	(330)
Other payables	(7,601)	132,732
Affiliated companies	(15,327)	–
	(20,240)	84,608
Net cash (outflow)/inflow from operating activities	(70,008)	2,714

(b) Analysis of changes in financing during 2000:

	Share Capital (including premium) HK$'000	Bank Loans, Bonds and Finance Leases HK$'000	Affiliated Companies HK$'000	Minority Interests HK$'000
At 1 January 2000	5,543,658	9,790,892	2,275	7,865,160
Cash flow from financing	70,399	–	(5,995)	38,974
Capital reduction of shares	(7,279,385)	–	–	–
Shares issued				
– scrip dividend	39,384	–	–	–
– bonus issue capitalised from other reserves	2,009,538	–	–	–
Share buyback	(468)	–	–	–
Disposal of subsidiaries	–	(9,790,892)	–	(7,863,639)
Others	–	–	–	(10,859)
At 31 December 2000	383,126	–	(3,720)	29,636
Cash flow from financing	–	–	3,720	–
Share of loss for the year	–	–	–	(2,626)
Exchange difference	–	–	–	(42)
At 31 December 2001	383,126	–	–	26,968

25. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

(c) Purchase of subsidiaries – net assets acquired:

	The Group	
	2001 HK$'000	2000 HK$'000
Current assets	–	7,129
Current liabilities	–	(5,810)
	–	1,319
Goodwill on consolidation	–	36,618
Satisfied by: cash consideration	–	37,937

The subsidiaries acquired by the Company in 2000 did not contribute to the Group's net operating cash flows. In addition, these subsidiaries did not make any payments in respect of the net returns on investments and servicing of finance nor engage in investing activities.

(d) Analysis of net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:

	The Group	
	2001 HK$'000	2000 HK$'000
Cash consideration	–	37,937
Cash and cash equivalents acquired	–	–
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	–	37,937

(e) Disposal of subsidiaries – net assets disposed of:

	The Group	
	2001 HK$'000	2000 HK$'000
Non-current assets	–	23,728,810
Current assets	–	2,721,314
Current liabilities	–	(3,525,698)
Non-current liabilities	–	(8,949,090)
Minority interests	–	(7,863,639)
Goodwill and other reserves	–	(11,652)
	–	6,100,045
Satisfied by: cash received	–	6,100,045

Subsidiaries disposed of in 2000 contributed HK$7,301,000 to the Group's net operating cash flows, paid HK$4,783,000 in respect of the net returns on investments and servicing of finance, paid HK$Nil in respect of taxation and utilised HK$464,000 for investing activities.

25. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

(f) Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	The Group	
	2001 HK$'000	2000 HK$'000
Cash consideration	–	6,100,045
Cash and cash equivalents disposed of	–	(1,664,597)
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	–	4,435,448

26. MATERIAL RELATED PARTY TRANSACTIONS

During the year, in addition to transaction set out in note 7, there were the following material related party transactions:

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Pricing determined on agreed terms :				
– rental expenses paid/ payable to affiliated companies	1,370	256	1,370	256
– sale of fixed assets to affiliated companies	1,020	2,128	1,020	2,128
– income received/ receivable from affiliated companies for rental of equipment	207	504	207	504
– purchase of a subsidiary from an affiliated company	–	37,937	–	–
– interest income received/ receivable from an affiliated company	433	731	433	731
– income from provision of hospitality related services	27,476	–	502	–
– income from provision of accounting services	3,898	–	–	–
– reimbursement of expenses from affiliated companies	3,002	–	–	–
– others	202	–	202	–

27. COMMITMENTS

As at 31 December 2001, the Group is committed to purchase foreign currencies totalling HK$285,460,000 (2000: HK$267,556,700) and sell foreign currencies totalling HK$284,626,000 (2000: HK$255,288,554) under certain forward foreign exchange contracts entered into in the normal course of business.

28. DIRECTORS' REMUNERATION

(i) The aggregate amount of the Directors' and five highest paid individuals' emoluments for the year are as follows:

	Directors		Employees	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Fees	2,379	4,926	–	–
Other emoluments:				
– Basic salaries, allowances and other benefits in kind	2,194	8,680	–	–
– Pension contributions	50	74	–	–
– Discretionary bonus	261	15,944	–	–
	4,884	29,624	–	–

The five (2000: five) highest paid individuals are Directors of the Company and the details of their remuneration are disclosed in the Directors' emoluments.

Included in the fees of HK$2,379,000 (2000: HK$4,926,000) above, are fees of HK$629,000 (2000: HK$772,000) paid to independent non-executive Directors during the year.

(ii) The number of Directors and the employees included in the five highest paid individuals whose emoluments fall within the following bands are as follows:

	Number of Directors		Employees	
	2001	2000	2001	2000
HK$Nil – HK$1,000,000	10	7	–	–
HK$1,000,001 – HK$1,500,000	–	–	–	–
HK$1,500,001 – HK$2,000,000	1	–	–	–
HK$2,000,001 – HK$2,500,000	–	2	–	–
HK$2,500,001 – HK$3,000,000	–	1	–	–
HK$3,000,001 – HK$3,500,000	–	1	–	–
HK$3,500,001 – HK$4,000,000	–	–	–	–
HK$4,000,001 – HK$4,500,000	–	1	–	–
HK$4,500,001 – HK$5,000,000	–	–	–	–
HK$5,000,001 – HK$5,500,000	–	–	–	–
HK$5,500,001 – HK$6,000,000	–	1	–	–
HK$6,000,001 – HK$6,500,000	–	–	–	–
HK$6,500,001 – HK$7,000,000	–	–	–	–
HK$7,000,001 – HK$7,500,000	–	1	–	–
	11	14	–	–

No Directors have waived emoluments in respect of the years ended 31 December 2001 and 31 December 2000.

29. PENSION SCHEMES

In United States, the Group operates a defined contribution scheme in which the Group matches a portion of each participating employee's contribution, subject to certain limits.

The total pension cost charged to the profit and loss account of the Group was HK$5,683,000 (2000: HK$Nil).

30. SUBSEQUENT EVENT

In February 2002, the Group initiated a restructuring of its operations in the United States and arising therefrom restructuring expense of approximately HK$17,200,000 is expected to be incurred.

31. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting policies for dividends and goodwill, details of which are set out in note 12.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Thirteenth Annual General Meeting of the Shareholders of the Company will be held at Room 2803, 28/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on 24 May 2002 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Consolidated Financial Statements of the Company and its subsidiaries and the Reports of the Directors and Auditors for the year ended 31 December 2001.
2. To re-elect the retiring Directors and to fix the Directors' remuneration.
3. To appoint Auditors for the ensuing year and authorise the Directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

4. "That:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong.)"

5. **"That:**

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of securities purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval be limited accordingly; and

   (c) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. **"That** subject to the passing of resolutions nos. 4 and 5, the aggregate nominal amount of shares which are to be purchased by the Company pursuant to the authority granted to the Directors of the Company as mentioned in resolution no. 5 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors of the Company pursuant to resolution no. 4."

By Order of the Board
Brian L. C. Tsang
Secretary

Hong Kong, 20 March 2002

Notes:

(a) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member.

(b) A form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal office in Hong Kong at Room 2803, 28/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned meeting.

City e-Solutions Limited
390 Havelock Road #02-01 King's Centre Singapore 169662
Tel. (65) 6839 2888 Fax: (65) 6734 6785
www.ceslimited.com